Contact :

	sanofi-aventis		Taiho Pharmaceutical
	Salah MAHYAOUI		Atsushi AZUMA
+	33 6 73 68 78 88	+	81-3-3294-4524

Anne BANCILLON
+	33 1 53 77 47 94

S-1 ORAL ANTICANCER AGENT IMPROVES PATIENTS’ SURVIVAL
IN ADJUVANT GASTRIC CANCER TRIAL VERSUS SURGERY ALONE

One of the most important advances in early stage gastric cancer in forty years

Paris, France and Tokyo, Japan - January 19, 2007 - Results of the large randomised phase III study (ACTS-GC) announced at the 2007 Gastrointestinal Cancers Symposium in Orlando, USA, showed that the oral anticancer agent S-1 reduced significantly the relative risk of death in early stage gastric cancer patients by a significant 32 % as compared to curative surgery alone (p = 0.0024) .

Based on the first interim efficacy analysis (N=1059) in June 2006, the study’s data and safety monitoring committee (DSMC) recommended to the investigators that the study be stopped. The results (N= 1059) indicate that for all randomized patients overall survival at 3-years was 80.5% for patients receiving S-1 and 70.1% for patients undergoing surgery alone, with a hazard ratio (HR) of 0.68 (95%CI, 0.52 -0.87, p=0.0024) . The most common grade 3 or 4 adverse reactions for nausea, vomiting, diarrhea, anorexia and hematological reactions were below or equal to 6%.

The Steering Committee of the GI Symposium has granted a Public Health Exception for the S-1 abstract. In the case of a Public Health Exception, the research data should be made public as soon as possible so that physicians and patients may immediately begin to make treatment decisions based on the new information. This is applicable in the countries where the drug is approved.

About the ACTS-GC study

S-1 efficacy and safety was prospectively evaluated in a large randomized multicenter trial, which enrolled 1059 Japanese patients with early stage gastric cancer (stage II and III). This study was conducted in more than 100 medical institutions in Japan. Patients were randomly allocated to receive the oral S-1 anticancer agent for 12 months (80-120mg/day according to the body surface, 4 weeks administration with 2 weeks off in each course, starting within 45 days of surgery until 1 year after surgery) versus curative surgery alone.

1/3

The primary study end-point was overall survival and the secondary endpoints were relapse free survival and safety. Both primary and secondary efficacy objectives of the study have been met. The reduction of the relative risk of relapse with S-1 was 38% (p < 0.0001) . For all randomized patients, the 3 year relapse free survival was 72.2% in the S-1 arm and 60.1% for surgery alone (p=0.0001) .

About S-1

S-1 is a novel oral fluorouracil anticancer product that combines 3 pharmacological agents: tegafur which is a pro-drug of 5 fluoro-uracil; gimeracil (5-chloro-2,4 dihydropyridine (CDHP)) which inhibits dihydropyrimidine dehydrogenase (DPD) enzyme activity; and oteracil (potassium oxonate (Oxo)) a gastrointestinal side effects corrector.

S-1 is currently used in Japan for the treatment of gastric, colorectal, head and neck, non-small cell lung, metastatic breast and pancreas cancers. In the United States, Europe and other countries, the product is in phase III clinical development.

Taiho commercializes and develops S-1 in Japan and few other countries in Asia, sanofi- aventis collaborates on the current clinical development and is leading the future clinical development and commercialization of the product in the United States, Europe, and other countries in the world, except certain Asian countries.

About Gastric Cancer

Gastric (or stomach) cancer is the 4th most common type of cancer worldwide with more than 934,000 new patients every year. It is also the second most common cause of cancer death worldwide, with more than 700,000 deaths annually. There were about 22,800 new cases of gastric cancer in the United States in 2005. In Europe, this number is over 143,000 patients.

About Taiho

Taiho Pharmaceutical Co., Ltd (Taiho) is a company engaged in discovery, development, manufacturing and marketing of pharmaceutical products, with headquarters in Tokyo, Japan. Taiho is one of the leading companies focused on oncology. More information is available at the company’s website at www.taiho.co.jp/english/index.html.

About sanofi-aventis

Sanofi-aventis is one of the world’s leading pharmaceutical companies. Backed by a world-class R&D organisation, sanofi-aventis is developing leading positions in seven major therapeutic areas: cardiovascular, thrombosis, oncology, metabolic diseases, central nervous system, internal medicine and vaccines. Sanofi-aventis is listed in Paris (EURONEXT: SAN) and in New York (NYSE: SNY).

Forward Looking Statements

This press release contains forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future events, operations, products and services, and statements regarding future performance. Forward-looking statements are generally

2/3

identified by the words “expects,” “anticipates,” “believes,” “intends,” “estimates,” “plans” and similar expressions. Although sanofi-aventis’ management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of sanofi-aventis, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the public filings with the SEC and the AMF made by sanofi-aventis, including those listed under “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” in sanofiaventis’annual report on Form 20-F for the year ended December 31, 2005. Other than as required byapplicable law, sanofi-aventis does not undertake any obligation to update or revise any forward-lookinginformation or statements.

3/3